FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2007
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES
EXHIBIT INDEX

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EKSPORTFINANS ASA

Dated: March 23, 2007	By:	/s/ TOR F. JOHANSEN
	Name:	Tor F. Johansen
	Title:	President and Chief Executive Officer

EXHIBIT INDEX
The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

99.1	Press release dated March 23, 2007.	4
This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973, Registration Statement No. 333-124095 and Registration Statement No. 333-137771.

ANNOUNCEMENT
March 23, 2007
President and CEO Tor F. Johansen retires at the end of 2007
Tor F. Johansen, President and CEO of Eksportfinans ASA through 16 prosperous years, today announced his intention to make use of his option to retire at the age of 62. According to plan he will leave his position on December 31, 2007.
The Chairman of the Council of Representative, Mr Frode Alhaug, and the Board of Directors represented by the Chairman Mr Erik Borgen, have initiated the process of finding Tor F. Johansen’s successor.
Contact persons:
Chairman of the Board Mr Erik Borgen, phone +65 97 51 55 86, e-mail erik.borgen@dnbnor.no
or
Head of Communication Ms Elise Lindbæk, phone +47 90 51 82 50, e-mail el@eksportfinans.no
Disclaimer: This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements reflect current beliefs and expectations of Eksportfinans about its future results, performance, liquidity, financial condition, prospects and opportunities. These statements are identified by the use of forward-looking terminology, such as “anticipates”, “plans”, “believes”, “could”, “estimates”, “may”, “should”, “expects”, “intends”, “will”, “continue” or their negatives or other similar terms. These forward-looking statements rely on a number of assumptions concerning future events and involve known and unknown risks, uncertainties and other factors, many of which are outside of Eksportfinans’s control, Eksportfinans cautions that forward-looking statements involve risks or uncertainties that could cause Eksportfinans’s actual results to differ materially from those expressed or implied in these forward-looking statements, or could affect the extent to which a particular objective, projection, estimate, or prediction is realized. Actual results, performance or events may differ materially from those in such statements due to, without limitation: changes in the competitive conditions, regulatory environment or political, social or economic conditions in the markets in which we operate; market, foreign exchange rate and interest rate fluctuations; the ability of counterparties to meet their obligations to us; the effects of, and changes in, fiscal, monetary, trade and tax policies; operational factors such as systems failure, human error, or the failure to properly implement procedures; the effects of changes in laws, regulations or accounting policies or practices; further investigation by Eksportfinans or any third party of Eksportfinans’s financial statements and, as a result, any further adjustments Eksportfinans may be required to make; and various other factors beyond our control. For further explanation of the factors that are most applicable to Eksportfinans, see the discussion of risk factors in Eksportfinans’s Annual Report on Form 20-F and the other reports filed by Eksportfinans with the U.S. Securities and Exchange Commission. As a result, undue reliance should not be placed on such statements, and Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although reference is made to the corporate website, the website is not incorporated by reference into this press release.